UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              Affymetrix, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00826T108
                                 (CUSIP Number)

                                 February 13, 2002

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00826T108

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors Inc.

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

                 5.  Sole Voting Power  0
Number of
Shares           6.  Shared Voting Power  3,031,600
Beneficially
Owned by         7.  Sole Dispositive Power  0
Each Reporting
Person With      8.  Shared Dispositive Power  3,031,600



       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             3,031,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 5.23%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No. 00826T108

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware



               5.    Sole Voting Power  0
Number of
Shares         6.    Shared Voting Power  3,031,600
Beneficially
Owned by       7.    Sole Dispositive Power  0
Each Reporting
Person With    8.    Shared Dispositive Power  3,031,600

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             3,031,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 5.23%

       12.   Type of Reporting Person (See Instructions) CO

CUSIP No. 00826T108

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

               5.    Sole Voting Power  0
Number of
Shares         6.    Shared Voting Power  3,031,600
Beneficially
Owned by       7.    Sole Dispositive Power  0
Each Reporting
Person With    8.    Shared Dispositive Power  3,031,600

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             3,031,600

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 5.23%

       12.   Type of Reporting Person (See Instructions) HC

Item 1. (a)  Issuer: Affymetrix, Inc.

        (b)  Address: 3380 Central Expressway
             Santa Clara, CA 95051

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisors Inc.
             OrbiMed Advisors LLC
             Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             767 Third Avenue, 6th Floor
             New York, New York 10010

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 00826T108

Item 3. OrbiMed Advisors Inc. is an investment advisor in accordance with
        Section 240.13d-1(b)(1)(ii)(E). Not applicable for OrbiMed Advisors LLC or Samuel D. Isaly.

Item 4. Ownership

        Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5. Ownership of Five Percent or Less of a Class   Not Applicable

Item 6. Ownership  of More than  Five  Percent  on  Behalf of  Another Person.

        Reporting persons are holding 5.23% of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company



        Not Applicable


Item 8. Identification and Classification of Members of the Group

        Not Applicable


Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10.Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2002

                                                         OrbiMed Advisors Inc.

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: President



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Marc 6, 2002

                                                            OrbiMed Advisors LLC

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: Managing Member

                                                                 Samuel D. Isaly

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly

      EX-1.1 OTHERDOC
          2
          0002.txt
             JOINT FILING AGREEMENT



                                                                    Exhibit 1.1
                                                                    -----------

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated March 6, 2002, (the "Schedule 13G"), with respect to the Common Stock, par value $.01 per share, of Affymetrix, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 6th day of March, 2002.


                                                         OrbiMed Advisors Inc.

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: President

                                                            OrbiMed Advisors LLC

                                                  By: /s/ Samuel D. Isaly
                                                  ----------------------------
                                                  Name:  Samuel D. Isaly
                                                  Title: Managing Member


      EX-2.1 OTHERDOC
      Statement of Control Person

                                                                    Exhibit 2.1
                                                                    -----------

                             Statement of Control Person


The Statement on this Schedule 13G dated March 6, 2002 with respect to the Common Stock, par value $.01 per share of Affymetrix, Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(c) and Rule 13d-1(k) respectively as a control person (HC) of Orbimed Advisors LLC and Orbimed Advisors Inc.

Orbimed Advisors Inc. files this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k) respectively as an investment advisor (IA) and Orbimed Advisors LLC files this statement on Schedule 13G in accordance with the provisions or Rule 13d-1(c) and 13d-1(k) respectively as a corporation (CO).